Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                and deemed filed pursuant Rules 14a-12 and 14d-2
                     of the Securities Exchange Act of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976

Press Release


                                Mesa Announcement



PHOENIX, AZ, November 13, 2003 - Mesa Air Group, Inc. (Nasdaq: MESA) today sent the following letter to the Board of Directors of Atlantic Coast Airlines Holdings, Inc. (Nasdaq: ACAI):


Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia 20166

Ladies and Gentlemen:

      As you are aware, we announced yesterday that we have entered into a memorandum of understanding (MOU) with United Air Lines, Inc. ("United Airlines") which provides that Mesa Air will provide or cause Atlantic Coast Airlines Holdings, Inc. ("ACA") to provide for the operation of regional jet and turboprop aircraft in code-share service under the United Express mark in the event that Mesa Air is successful in its acquisition of ACA. If Mesa Air's nominees are elected pursuant to our consent solicitation, they will have the right to consider the proposal set forth in the above mentioned MOU.

      Your stockholders are in a truly unique position today. Very rarely are the stockholders of a publicly held corporation offered such a stark and contrasting choice of strategic courses. One vision, as articulated by your management, is to sever the historically stable and profitable relationship with UAL enjoyed by ACA as an alliance partner and pursue the course of a "startup," low cost air carrier with all risks attendant thereto. Your management's actions ignore, in our opinion, conclusions of leading Wall Street financial analysts who consider the financial projections to be questionable. Another vision, represented by Mesa's proposal, is to return ACA to what it has done best: provide high quality regional air service to major airlines under long-term revenue guaranty agreements. From our vantage point, the choice is straightforward and simple.

      We believe that your stockholders are entitled to decide the future of a company in this situation. Accordingly, in our opinion, any action taken by you to impede the ability of your stockholders to make this fundamental choice or to receive a premium for their shares may cause irreparable damage to ACA and stockholder value.

      In that regard, both as a significant shareholder and potential bidder for ACA, we are very concerned that in light of your recent announcements you may choose to impede your stockholders ability to continue as a regional carrier by committing to the purchase of inappropriate aircraft. We believe that entering into an aircraft purchase commitment or taking other action that would preclude your stockholders from fairly considering the exchange offer/merger proposal we have previously communicated to you would constitute an impermissible "shark repellant" and would be inconsistent with your fiduciary duties under Delaware law. We believe that by entering into any binding aircraft purchase agreement with penalty clauses or non-refundable deposits the ACA board would be wasting valuable corporate assets and would be acting contrary to the best interests of its stockholders solely for the purpose of entrenching yourselves and management. I am sure you have heard and will continue to hear from your shareholders on this issue.

      We urge you to not take any action that would make it more difficult or expensive for stockholders to consider our proposal and receive the premium that would result. We will take such action as is necessary to protect ACA stockholder value and ensure that you comply with your fiduciary duty to the ACA stockholder, including us.

                              Sincerely,



                              /s/ Jonathan G. Ornstein
                              -----------------------------------------------
                              Jonathan G. Ornstein
                              Chairman of the Board & Chief Executive Officer



About Mesa
Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners. News releases and other information about Mesa can be found at the company's web site at http://www.mesa-air.com.


Safe Harbor
This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.


SOURCE Mesa Air Group, Inc.
Jonathan Ornstein / Peter Murnane of Mesa Air Group, 1-602-685-4000 Steve Lipin / Tim Payne of Brunswick Group, 1-212-333-3810

Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE RELEVANT DOCUMENTS REGARDING THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies in connection with Mesa's proposed exchange offer and consent solicitation. The participants in the solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).
 ------------------

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.